UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Omni Bio Pharmaceutical, Inc.
(Name of Issuer)
Common Stock, $0.001 per share par value
(Title of Class of Securities)
00501N103
(CUSIP Number)
Brian L. Klemsz, CEO
WestMountain Asset Management, Inc.
123 West College Avenue, Suite 200
Fort Collins, Colorado 80524
(970) 530-0325
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 1, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00501N103

1	NAMES OF REPORTING PERSONS WestMountain Asset Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) N/A
	(b) N/A

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Colorado

	7	SOLE VOTING POWER

NUMBER OF		537,857

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,169,250

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		537,857

WITH	10	SHARED DISPOSITIVE POWER

		1,169,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,707,107

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Item 1. Security and Issuer
This Statement relates to the common stock of Omni Bio Pharmaceutical, Inc., a Colorado corporation (the “Company”). The principal executive offices of the Issuer are located at 5340 South Roslyn, Suite 400 Greenwood Village, Colorado 80111.
Item 2. Identity and Background
This Statement is filed by WestMountain Asset Management, Inc., a Colorado corporation (“WAM”). WAM’s principal business address is 123 West College Avenue, Suite 200, Fort Collins, Colorado 80524. WAM acts as an investment asset manager by raising, investing and managing private equity and direct investment funds for third parties including high net worth individuals and institutions.
During the past five years, WAM has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
On November 17, 2008, the Company issued 60,724 shares of Common Stock to WAM as payment for services rendered. On March 30, 2009, the Company issued an additional 277,133 shares of Common Stock to WAM as payment for services rendered.
On October 10, 2008, WAM purchased for $35,077.50 an option to purchase up to 1,169,250 shares of Common Stock from GDBA Investments, LLLP (“GDBA”), a significant shareholder of the Company at the time. Pursuant to the terms of the option, WAM may exercise the option in whole or in part at any time beginning 91 days after the date GDBA ceases to be an affiliate of the Company, and for 180 days thereafter. GDBA and WAM have agreed that GDBA ceased its status as an affiliate of the Company on March 31, 2009. Thus, the option became exercisable on July 1, 2009 and will expire on or about December 27, 2009. The exercise price under the option is $0.105 per share.
Item 4. Purpose of Transaction
WAM holds the shares of Company Common Stock for investment. WAM may, from time to time, acquire more shares of Company Common Stock pursuant to the exercise of the option described in Item 3 above. In addition, WAM may sell shares of Company Common Stock from time to time as they deem advisable and depending on market conditions. Except as set above, WAM does not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (b) through (j) of the instructions to Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
Reference is made to the cover page hereto. WAM beneficially owns 1,707,107 shares, or 6.8% of the Company’s outstanding Common Stock, representing 537,857 shares held in its name and 1,169,250 outstanding shares which have been optioned to WAM as described in Item 3 above. WAM has sole voting and dispositive powers with respect to the 537,857 shares of Company Common Stock it owns directly. WAM may be deemed to have shared voting and dispositive powers in connection with the 1,169,250 shares of Company Common Stock held by GDBA which WAM has a right to purchase pursuant to the option described above.
Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer
None
Item 7. Material to Be Filed as Exhibits.

None
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 28, 2009

WESTMOUNTAIN ASSET MANAGEMENT, INC.
/s/ Brian Klemsz
Brian Klemsz,
CEO & President

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